Chapman and Cutler LLP

111 West Monroe Street

Chicago, Illinois 60603

May 26, 2020

Via EDGAR Filing

Mr. Edward Bartz

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re: Guggenheim Defined Portfolios, Series 2005

Blue Chip Dividend Portfolio, Series 1

File Nos. 333-237377 and 811-03763

Dear Mr. Bartz:

This letter responds to your comment letter dated April 21, 2020, regarding the registration statement on Form S-6 for Guggenheim Defined Portfolios, Series 2005, filed on March 25, 2020 with the Securities and Exchange Commission (the “Commission”). The registration statement proposes to offer the Blue Chip Dividend Portfolio, Series 1 (the “trust”).

PROSPECTUS

Investment Summary — Investment Objective

1.       This section states that the trust “seeks to provide above average dividend income potential.” Please delete the term “potential” from this portion of the trust’s investment objective.

Response:        The disclosure will be revised as requested in response to this comment.

Investment Summary — Principal Investment Strategy

2.       The name of the trust includes the terms “blue chip” and “dividend,” both of which suggest particular types of investments. Please revise the trust’s current 80% policy to state that the trust will invest at least 80% of the value of its assets in dividend-paying blue chip securities. See Rule 35d-1(a)(2)(i) under the Investment Company Act of 1940. Please also provide a definition of “blue chip” in this section (e.g., an established company with a national reputation for quality, reliability, financial strength).

Response:       In response to this comment, the first sentence of this section will be replaced with the following: “Under normal circumstances, the trust will invest at least 80% of the value of its assets in dividend-paying securities of blue chip companies. A blue chip company is a nationally recognized company with a long-term reputation for quality, reliability and financial strength.”

3.       The first paragraph of this section states that the trust may invest in non-U.S. companies. Please explain to us whether the trust’s investments in non-U.S. companies will include emerging market issuers as a principal investment strategy and, if so, provide appropriate disclosure in this section and in the discussions of the trust’s principal risks. Alternatively, please explain to us why the requested disclosures are not necessary.

Response:       The trust will not invest in non-U.S. companies, therefore, the non-U.S. companies disclosures have been removed from this section and the risk sections. Additionally, the phrase “U.S.-traded” in the “Principal Investment Strategies” section has been replaced with “U.S.”

Investment Summary — Security Selection

4.       The fifth bullet point in the second paragraph of this section states that the sponsor “favors companies that possess a strong competitive position among their domestic and global peers.” Please provide examples in this section of what the sponsor believes are determinants of a “strong competitive position.”

Response:       In response to this comment, the following will be added to the end of the bullet: “Examples of a strong competitive position include, but are not limited to, possessing proprietary technology or processes, a brand strength, network effects, superior management or an absolute cost advantage.”

Investment Summary — Principal Risks

5.       Significant market events have occurred as a result of the COVID-19 pandemic since this registration statement was filed. Please consider whether the trust’s disclosures, including risk disclosures, should be revised based on how these events may affect the fund and its investments. If the trust believes that no additional disclosure is warranted, please explain supplementally why not.

Response:       In response to this comment, both risk sections will include language relating to the COVID-19 pandemic and its potential effect on the trust.

Investment Summary — Who Should Invest

6.       The first and fifth bullet points in this section indicate that the trust will hold significant investments in the financial sector. If so, please provide corresponding disclosures in the discussions of the trust’s principal investment strategies and principal risks. If the trust will not have significant investments in the financial sector, please revise this section accordingly.

Response:       In response to this comment, the first bullet will be replaced with the following and moved to become the second bullet:

•	“The trust is combined with other investment vehicles to provide diversification of method to your overall portfolio; and”

Additionally, the fifth bullet will be replaced with the following and moved to become the fourth bullet:

•	You are uncomfortable with the trust’s investment strategy;

Furthermore, the sixth bullet will remove the phrase “high current income or.”

Additional Revision

The trust will not employ a quantitative screening process. As a result, references to a quantitative screening process in the “Principal Investment Strategies” section will be removed.

We appreciate your prompt attention to this registration statement. If you have any questions or comments or would like to discuss our responses to your questions, please feel free to contact the undersigned at (312) 845-3484.

Very truly yours,

Chapman and Cutler LLP

By /s/ Morrison C. Warren

     Morrison C. Warren